FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.    ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Release	[LOGO]

Corporate Affairs

Level 22, 100 Queen Street
Melbourne Vic 3000

Telephone 03 9273 6190

Facsimile 03 9273 4899

www.anz.com

For Release: 12 June 2003

ANZ to pay 4% salary increase to staff

ANZ today announced it would pay eligible Australian staff a minimum 4% salary increase in July 2003.

Staff will continue to have access to additional performance pay of between 2% and 7%.  ANZ has also introduced a range of other initiatives for staff in recent years including:

•                     the ability for all staff to salary sacrifice for superannuation

•                     providing staff with heavily subsidised PCs for home use

•                     providing opportunities for staff to become shareholders through the issue of ANZ shares to all Australian staff and the introduction of a share save scheme

•                     flexible leave options including parental leave, opportunities for career breaks and pro-rata access to long service leave for eligible staff

•                     paid volunteering leave to support staff involved in community work.

ANZ Head of People Capital Mr Shane Freeman said the pay increase was fair in a more subdued operating environment.

“The 2003 salary increase is above inflation and takes into account competitor and market pay rates, and ANZ’s position as a leading employer,” said Mr Freeman.

“We are delivering on our promise to pay a fair and competitive salary increase to our people.  Staff can expect a further pay increase in July 2004.

“We are building a strong relationship with our people and it is pleasing that since July 2000 staff satisfaction has risen from 58% to 78% in February 2003,” he said.

The increase follows the 4% increases paid to staff in 2001 and 2002.  ANZ staff will continue to work under the terms and conditions of the 1998 Enterprise Bargaining Agreement.

Eligible staff will receive the 4% increase effective 11 July 2003.

For media enquiries, contact:

Paul Edwards

Head of Group Media Relations

Tel:  03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

[GRAPHIC]

Corporate & SME Banking

Graham Hodges

Managing Director

12  June 2003

Australia and New Zealand Banking Group Limited

[LOGO]

Outline

•        Business Overview

•        Financial & risk performance

•        Market position & trends

•        SME Banking strategy update

•        Corporate Banking strategy update

•        Summary

UBS Presentation

2

Overview of the businesses

SME Banking

•     Traditional relationship management

•     Segment: $50K business FUM to $10M turnover

•     21 Business Districts (Metro Aust); total staff of 1021 (642 frontline); approx 35,000 customers

•     Manage end-to-end for customer

•       Frontline

•       Centralised Ops

•       Scoring/Modelling

•       Portfolio Management

•       Business Products

•       Centralised Credit

•     Approx 20% of customer wallet in other business units’ NPAT

Corporate Banking

•     Proposition ranges from traditional relationship banking to sophisticated financial solutions

•     Segment: turnover between $10-$100M

•     15 Corporate Regions (Aust); total staff of 505 (380 frontline); approx 2,700 customers

•     Product, Risk & Solutions Specialists co-located

•     Approx 45% of customer wallet in other business units’ NPAT

3

Segment has strong financial momentum

SME

Strong NPAT growth

[CHART]

•     Continue to exceed target of 15%+ pa NPAT growth

•     EVA growth in line with NPAT growth

Corporate

More modest NPAT growth

[CHART]

•     Lending growth in Corporate more subdued, with focus on non-traditional products to drive growth across the Bank

4

SME – Disciplined investment strategy paying off

High investment levels

[CHART]

•     ‘Virtuous cycle’ of stronger revenues allowing increased cost (investment)

•     Efficient business platform

•     Effective investment in business

Contributing to strong balance sheet growth

[CHART]

Annualised growth 8 mths to end May 03

•     lending growth: 23.4%

•     deposit growth: 7.3%

5

Corporate – creating value across the bank

Total customer NIACC/EVA* growing strongly

[CHART]

•     Total Customer profit (NIACC/EVA) has continued to increase strongly

•     The Corporate franchise contributes strongly to other Business Units

•     Major NIACC contributions to other Business Units in H1 03 included:

•    CF&A $3.4m

•    Trans Services $7.6m

•    Cap Mkts & FX $12.8m

•    Cards/AAF $9.5m

* NIACC - Net income after capital charge, an EVA based measure of customer profitability

6

Decreasing level of specific provisions reflects quality of portfolio

	2H 01	1H 02	2H 02	1H 03

Specific Provisions ($m)
SME	12	7	6	2
Corporate	18	20	15	6
Total	30	27	21	8

ELP ($m)
SME	7	7	7	7
Corporate	20	18	16	16
Total	27	25	23	23

ELP rate (bps)	38	37	34	33

7

Lending growth in SME sector has not been at the expense of credit quality

Portfolio is well secured

[CHART]

•     Portfolio is ~80% fully secured with higher security at weaker end

Behavioural risk profiles improving

[CHART]

•     Portfolio reviewed dynamically via behaviour scoring on quarterly  basis

•     New business of equivalent credit standard to existing business

* Drop in Mar ‘03 partly due to scorecard enhancement

8

Market position & trends

SME Banking

Market Share* - underweight

[CHART]

Trends

•     Healthy SME sector; credit growth broadly tracks nominal GDP

•     GST has driven improved customer cashflow management

•     Businesses are in good financial shape

•     Customers seeking “business understanding, dealings with decision makers, flexibility, pro-activity”

* Market share measured by lending

Corporate Banking

Market share – stronger at top end

[CHART]

Trends

•     Good profitability; low gearing

•     Industry consolidation; uncertain environment

•     Less demand for credit and increased capacity to amortise debt

•     Growing need for smarter products and customised solutions

Source: Roberts Research 2002

9

SME – Delivering on our commitments

In August 2001, we said:

•     We were revitalising the business:

•   Focus on customer proposition

•   Re-engineering business & credit processes

•   MIS to support the strategy  (EVA based customer profitability)

•     We were shifting ‘mind-sets’ to:

•   Customer first

•   Culture of ‘business ownership’

•   80% staff & customer satisfaction by 2004

•     Average earnings growth of 15%+ to 2005

•     Our relatively weak market position created growth opportunities

What’s happened:

•     Customer proposition competitive

•     Behavioural & credit scoring embedded

•     Straight through processing loan origination operating:

•   Intranet based

•   4 hour proposition within reach

Staff satisfaction

[CHART]

Customer Satisfaction

[CHART]

•     Cultural shift from admin focus to sales focus

•     Growth opportunities – unleashed energy

10

SME – Continuing to invest for growth

Our August 2001 Investment Roadmap is being delivered

[CHART]

Footprint Expansion

•       New SME staff (yr to May ’03)

•    98 in frontline roles

•    18 in specialised businesses

Specialised businesses a success in achieving focussed growth

•       Steady growth in monthly revenue from Franchising sector

•       Rapid growth in monthly revenue from Broker introduced business

Bolt on services

•       e-Com led sales slow

•       SME Development Capital product launch Jul ’03

11

SME – Building a sustainable competitive position

The ‘virtuous cycle’ can be sustained to deliver NPAT growth

Effective investment a prerequisite

Balance between:

• near-term revenue opportunities

• medium-term platform developm’t

[GRAPHIC]

Winning new business (not just X-sell) is key to accelerating the ‘cycle’

Disciplined execution and front-line leadership

New business and platform efficiency critical to achieving sustainable growth

12

Corporate – Dual strategy in place

Business has a strong position in a more mature market place

•     Proven business model

•     Efficient platforms & delivery

•     Moderate profit growth from ‘traditional’ product range

•     Strong cross-sell via co-located specialists

•     Customer segment generates significant additional profit growth for other ANZ businesses

Dual strategy being followed

Lower end

•     Underweight share creates opportunity for new business growth

•     Focus on new customers but maintain x-sell discipline

Higher end

•     Very strong position at top-end

•     Growing demand for sophisticated solutions

•     ‘Wall St To Main St’ Strategy

13

“Wall St to Main St”- Customers seeking more sophisticated solutions

Likely to use one or more sophisticated products*

[CHART]

•        Strength of franchise, people and products positions us well

•        Investment banks less active in the middle market.  Our points of differentiation are:

•        Large number of relationships

•        We are with the client before, during and after the transaction

•        We can provide both expertise and a balance sheet

•        Opportunity is substantial, driven by:

•        Generational change

•        Business expansion

•        Industry consolidation/divestments

•        Changes in ownership (MBO, Public/Private)

* Source: Roberts Research 2002

14

‘Wall St to Main St’ strategy requires investment in skills...

•      It takes time to develop ‘Wall St to Main St’ capabilities

•      We are well progressed

•      Opportunities will increase

Phase 1 (pre 2000)
‘Lender’

Detailed customer strategy plans

Regional Executives key transactors

Some non-traditional financing deals-mainly debt focused

Phase 2 (‘00-’02)
‘Trusted Advisor

Significant training

Appointed dedicated investment banking specialists

Created awareness and generated ‘different’ discussions

Significant deal-flow

Phase 3 (‘03-’05)
‘Strategic Partner’

Increased investment

Industry knowledge and focus generating opportunities

Proactively building client awareness

Goal is to create further mid market demand for this service

15

...and success in converting opportunities

Corporate Life Cycle and ‘Wall St to Main St’ Solutions

[CHART]

A typical example of a completed deal originated in 2000 and completed in 2003:

•    MBO transaction

•    Private equity (approx $7m): profit $10.5m

•    Debt tranches; senior / mezzanine; W/C line:~ $1.1m NII & $0.1m fees

16

Summary

•        Businesses performing well, and we are delivering on our commitments

•        Risk performance strong, but watchful for emerging risks

•        Further opportunities for growth

•        Investment effectiveness, business leadership and disciplined execution are keys to sustained performance

Goals for 2003 to 2005

•        Double digit earnings growth for segment

•        Continue growth and diversification of customer revenue mix

•        Achieve 80% customer satisfaction and maintain staff satisfaction over 80%

•        Performing loans remain at 99% of total book

17

Copy of presentation available on

www.anz.com

18

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Philip Gentry

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: gentryp@anz.com

19

[GRAPHIC]

Australia and New Zealand Banking Group Limited

Judith Downes, Head of Finance and Business Information Centre

Ross Glasscock, Executive Treasurer, Group Wholesale Funding

16 June 2003

[LOGO]

Outline

•        Group overview

•        Result review

•        Portfolio performance

•        Credit Quality

•        Other issues

•        Term debt funding

•        Supplementary information

2003 Interim Results

Group Overview

•	One of the four major Australian banks

•	Established in 1835

•	Full range financial service provider

•	Distinctive specialist business strategy – 17 separate businesses

•	Assets
	(as at 1H2003)	A$190.5bn.(US$115bn.)

•	Market Cap.
	(as at 10 June 2003)	A$28.7bn.(US$18.8bn.)

•	Tier 1 Capital Ratio	7.7%

•	Credit Ratings	AA-/Aa3 (Stable)

2003 Interim Results

				v Mar 02

•	NPAT	$1,141	m	8.7%
•	EPS	72	cents	8.6%
•	Cash EPS	74	cents	10.4%
•	Interim Dividend	44	cents	12.8%
•	Net Specific Provisions	$259	m	29%

Before Significant Items

•	NPAT	$1,141	m	7.0%
•	EPS	72	cents	6.8%
•	Cash EPS	74	cents	8.7%

A respectable result

•        A respectable result, with good underlying momentum

•     Strong interest income driven by asset growth

•     Non-interest income impacted by one-offs

•     Expenses well controlled

•     Majority of portfolio performing well

•        Credit quality strong in Australia, offshore issues containable

•        Remain well provisioned, with strong capital position

•        On target for approximately 8% full year NPAT growth

Outline

•        Group overview

•        Result review

•        Portfolio performance

•        Credit Quality

•        Other issues

•        Term debt funding

•        Supplementary information

Result driven by asset & deposit growth, non-interest income impacted by one offs

[CHART]

* Sep-02 excludes significant items

Expenses well controlled, cost income ratio flat

[CHART]

•       Growth spend held back due to lower income growth

•       Underlying half on half cost growth of 1.4%

•       Includes $10m increase in software amortisation

•       Restructuring costs of $32m taken, in line with previous half

•       Continued focus on re-engineering “business as usual” costs

Provisioning charge reflects conservative management

ELP Charge

[CHART]

•       ELP rate down 3bps – reflecting strong mortgage growth & improved risk profile

•       ELP Portfolio adjustment continued

•        accruing higher level of ELP, reflecting ongoing global economic uncertainty

Outline

•        Group overview

•      Result review

•      Portfolio performance

•      Credit Quality

•      Other issues

•      Term debt funding

•      Supplementary information

A diversified portfolio performing well

	Mar 03	Sep 02	Change

Institutional Banking	145	131	11%
Personal Banking	137	133	3%
Mortgages	131	124	6%
Transaction Services	84	77	9%
SME	78	72	8%
Consumer Finance	47	71	-34%
New Zealand	74	69	7%
Treasury	49	61	-20%
Asset Finance	60	54	11%
Corporate Banking	55	53	4%
Wealth Management	51	52	-2%
Asia Pacific	67	51	31%
Foreign Exchange	43	43	0%
Structured Finance	36	44	-18%
Corp Fin & Advisory	38	37	3%
Capital Markets	36	33	9%
INGA JV*	21	7	large

1st half NPAT $m

[CHART]

* Excludes funding costs

JV performance – good insurance and expense performance, offset by FM

ING Australia NPAT*

[CHART]

•       Life Insurance business performing well due to improved service, efficiency, and claims management

•       Subdued equity market conditions continue to impact Funds Management business

•       Improved capital investment returns, combined with hedge delivering cash rate of return

•       Synergies being extracted in line with expectations

* Movements on a semi-annualised basis

Valuation supports carrying value of investment in INGA JV

[CHART]

Outline

•        Group overview

•        Result review

•        Portfolio performance

•        Credit Quality

•        Other issues

•        Term debt funding

•        Supplementary information

Arrears profile close to historical lows

Arrears > 60 days

[CHART]

•     Consumer sector in good shape, with continuing low levels of unemployment and low interest rates

•     Mortgage arrears remain very low

•     Ongoing focus on collections management

•     Upwards movement in cards arrears expected, will be carefully managed

•      Scorecards remain “tight”

* excl Asset Finance, Pacific, Asia

Mortgages portfolio healthy*

High quality arrears profile

[CHART]

Strong LVR profile

[CHART]

Increasing flexibility to service mortgage

[CHART]

Equity Loans remain modest

[CHART]

Domestic corporates well placed

Domestic corporates remain lowly geared

[CHART]

Reflected in healthy risk grade profile*

[CHART]

* Institutional & Corporate Australia & NZ

Top 10 exposures further reduced

Top 10 committed exposures

[CHART]

Limits represent total 7 month limits excluding uncommitted and non-recourse, net of credit derivatives

Top 10 exposures as % of ACE

[CHART]

excludes non-recourse and uncommitted facilities

Specific provisions down 29% – no large single provisions

Provisions

[CHART]

1st half Specific Provisions by size

[CHART]

•      No major individual specific provisions during the half

Non-accrual loans continue to fall, reflecting overall health of portfolio

Historic

[CHART]

Geographic

Gross Non-Accrual Loans

[CHART]

New non-accruals down 50% on March 2002

Geographic

New Non-Accrual Loans

[CHART]

New non-accrual loans by source

[CHART]

Existing and future problem loans well provided for

SP/NALs

[CHART]

GP/RWA

[CHART]

Outline

•        Group overview

•        Result review

•        Portfolio performance

•        Credit Quality

•        Other issues

•        Term debt funding

•        Supplementary information

ANZ’s capital position remains strong

Drivers of ACE ratio

[CHART]

Peer Comparison ACE/RWA

[CHART]

•      Buybacks likely if ACE ratio above target range

Outlook for second half

•       Australian & NZ economies to perform relatively well, despite weakness in offshore markets

•                     Mortgage growth to be more subdued, moving towards 8-12% pa growth rate, offset by moderate rebound in business lending

•       Specific provisions below ELP

•       Cost growth rate to increase, but remain lower than revenue growth rate with resultant improvement in cost-income ratio

•       Second half outlook favourable, delivering approximately 8% full year NPAT growth

Outline

•        Group overview

•        Result review

•        Portfolio performance

•        Credit Quality

•        Other issues

•        Term debt funding

•        Supplementary information

Determining the term debt funding requirement

Customer Funding Indicator

[CHART]

Term Funding Indicator

[CHART]

•       Importance of stable funding base

•       Analysed domestic and offshore peer group

•       Businesses required to meet a self funding ratio – CFI (customer to total funding)

•       Wholesale funding ratio – TFI (term wholesale funding to term lending)

•       Securitisation as a balance sheet tool

ANZ’s term funding requirement and strategy for 2003

•       A$7 billion term debt funding requirement, since revised to A$12 billion

•       a mix of senior debt, subordinated debt and securitisation dependent on maintenance of CFI targets

•       A$8 billion raised since 1st October 2002

•       Maintain a prudent approach to management of the liability portfolio

•       avoiding maturity concentration and roll over risk

•       Issuance preference for senior debt

•       one to five year maturities

•     aim to achieve a weighted average maturity of four years

•       Focus on reverse enquiry MTNs

•     50/50 mix between private placement and public issuance

•       willingness to meet investor needs

•     timely response

Benefits of a consistent and widely communicated strategy

•       Presented to in excess of 200 investors over three years

•       More than 100 new investors in ANZ fixed rate € debt at primary issuance, substantially more in secondary market

•       Creditable spread performance despite volatile markets

[CHART]

The strategy to date has worked

•       Highest penetration of € investors of any of our domestic peers

•       Diverse investor base

•       Strong correlation between successfully executed public issuance and reverse enquiries received

•       Most proactive of Australian major banks to regularly update domestic and offshore debt investors

•       Access during difficult market conditions

•       Credit line availability

•       Rating agencies focus on liability management

Potential to issue Lower Tier II

Capital ratios

[CHART]

Adjusted Common Equity

[CHART]

•       Opportunity to restructure capital composition

•       Underweight Lower Tier II relative to domestic peer group

•       Amortisation of subordinated debt portfolio under APRA guidelines

[GRAPHIC]

Copy of presentation available on

www.anz.com

[LOGO]

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Philip Gentry

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: gentryp@anz.com

Outline

•        Group overview

•        Result review

•        Portfolio performance

•        Credit Quality

•        Other issues

•        Term debt funding

•        Supplementary information

Additional information on businesses & strategy

Distinctive strategy and track record 4 clear themes going forward

Core themes

•       Leverage real capabilities to build sustainable strategic position

•       Grow value by creating a rich portfolio of specialised businesses

•       Become one of the most efficient and best-managed banks in the world

•       Bold and different, leveraging a unique performance culture and business approach

ANZ relative TSR

[CHART]

* CBA, NAB, WBC

Leverage real capabilities to build sustainable strategic position

•               Leverage specialisation as distinctive strategy

•               Leverage leading product capability to increase share

•               Leverage superior cost position

•       To give customers the best deal

•       To give shareholders sustainable and growing returns

•               Leverage ANZ’s emerging and distinctive “human face”

•       Unique positioning against peers

•       Gain traction in earning the trust of the community

A rich portfolio of specialised businesses - material improvement in last 2 years

Source of profit

[GRAPHIC]

•       More sustainable portfolio foundation

•       Each business has clear differentiated approach

•       Systematically building capabilities to establish future growth options

Grow value by creating a rich and diversified portfolio of specialised businesses

[GRAPHIC]

Optimise portfolio for sustainability, growth and return

•       Raise revenue productivity in Personal Banking

•       Lift performance and productivity in Wealth Management

•       Develop sustainable post-interchange cards strategy

•       Regain position in Small Business

•       Develop Institutional while reducing risk concentrations

•       Leverage specialised distribution in Mortgages

•       Advance customer franchise in NZ through local approach

•       Turn Asset Finance into a sustainable growth proposition

Create a portfolio of growth options

•       Invest in high growth domestic franchises

•       Leverage capabilities with partners in Asia-Pacific

Aim to make ANZ one of the best managed and most efficient banks in the world

•     Make execution a distinctive capability

•     Accelerate revenue and productivity momentum in businesses

•     Rebalance higher risk segments

•     Simplify operations and technology infrastructure

World class efficiency

[CHART]

Lower relative risk

[CHART]

Bold and different, leveraging a unique performance culture and business approach

[CHART]

•      Systematic improvement

•      Aim to be distinctive

•      financial

•      values

•      Build on preferred employer status

•      Gain shareholder and community recognition

•      Raise our game in execution to minimise surprises

* Benchmark comprises 33 of Australia’s Top 50 companies

Higher interest income, driven by strong asset growth

Average Lending & Deposit Volumes

[CHART]

Interest Margins

[CHART]

* Business Lending includes Corporate & Small Business, and Institutional Segments. Deposits includes Esanda retail debentures

Underlying non-interest income reasonable, but dominated by one-offs

[CHART]

*      Sep-02 excludes significant items

#      higher loyalty costs reflects change in pricing, and does not include higher volume impact

Consumer Finance – challenges, but good underlying performance

Improved underlying performance (NPBT)*

[CHART]

Diversifying revenue*

[CHART]

Growth in Acquiring share

[CHART]

Issues

•      Loyalty schemes increasingly costly to operate

•      Reduction in interchange and loyalty costs likely to impact 2004 NPAT by not more than $40m

* Adjusted for under-accrual of loyalty points

Mortgages – well placed to benefit from shift to mortgage brokers

Growing presence

[CHART]

•     80% of broker originated customers new to ANZ

•      92% purchase additional ANZ products (89% for network originated customers)

And we are well placed to participate

Low cost income ratio – efficient processing platform

+

Leading broker distribution model, with high quality MIS

+

Award winning products

+

Brokers strongest in states where ANZ has weaker branch presence

Institutional & Investment Banking – a leading franchise

Consistently strong NPAT growth

[CHART]

More focused single customer limits

[CHART]

Corporate and SME – well positioned for upswing in business lending

A very strong Corporate franchise

Market Share*

[CHART]

Customer Satisfaction*

[CHART]

•      Market advantage with “Wall St to Main Street” capability

•      Strong cross selling

•      Focus around total customer value to Group

* Roberts Research 2002 (customers with turnover between $10m-$100m)

Investment in SME has yielded strong balance sheet growth without loss of credit standards

[CHART]

•      Enhanced customer service proposition

•      Disciplined business execution and a stronger performance culture

•      Investment in an expanded business ‘footprint’ – customer facing staff up 10%

Personal banking – impacted by margin squeeze on deposits and fee changes

[CHART]

•      Overall 16 bp decline in margins due to

•      Lower interest rates over the half

•      Increased flows to higher rate deposit products such as TDs

•      Fees lower due to new transaction account fee structure and lower honour fees

•      RCF rolled out in NSW & Vic, remainder of States over calendar 2003

* Includes tax impact

...but strong account and deposit growth

Access Accounts

[CHART]

New accounts	up 14%
Closed accounts	down 15%
Net new accounts	up 229%

Deposits ($b)

[CHART]

Asset Finance – a leading position, & developing new momentum

NPAT

[CHART]

•      Reengineering undertaken in recent years now paying off

•      Significant reductions in unit processing costs achieved delivering strong competitive position

NPAT/FTE

[CHART]

New Zealand – greater autonomy and a mandate to reinvest

Performance tapering off NPAT

[CHART]

Greater investment required

•      Increased training, and greater number of sales specialists

•      Strengthen brand and increase community involvement

•      Upgrade branch network, and open new branches in key geographic growth centres

Personal – significant opportunity, but clear challenges remain

Metro NPAT

[CHART]

Personal Banking Australia NPAT

[CHART]

Rural NPAT

[CHART]

•      Underweight position

•      RCF rolled out to Victoria & NSW, to roll out to other states

•      Strong product capability

•      More traction required on improving customer proposition

•      Rural Banking completed roll out of local market model

•      Good progress in devolving responsibility to front line

•      Strong focus on community involvement

•      Increased focus on agribusiness

Asia – circa 450 lending relationships with 85% investment grade

[GRAPHIC]

BEIJING & SHANGHAI, CHINA

•      One of a small group of fully licensed foreign banks

•      Restricted transactions with locals expected to be lifted gradually with WTO membership

•      40 Lending Relationships, 95% Inv Gr

HONG KONG

•      Leading Australian/NZ bank

•      Focus to expand Trade Finance business

•      Excess liquidity driving margins down to dangerously low levels

•      60 Lending Relationships, 82% Inv Gr

HANOI & HO CHI MINH, VIETNAM

•      Leading foreign bank in Vietnam

•      Only Australian/NZ bank

•      Fastest-growing Asian operation

•     50 Lending Relationships, 72% Inv Gr

MALAYSIA & THAILAND

•      Representative offices

•      Regional Trade Finance support

•      FI & correspondent banking

SINGAPORE

•      Centre for GSF operations in ANZ Asia

•      Striving to carve a niche in the market amongst global banks operating here

•      4,000 customers/deposit base of $2b

•      60 Lending Relationships, 87% Inv Gr

REGIONAL OFFICE, SINGAPORE

•      Product Support

•      Finance & Planning

•      Credit/Risk

•      Corporate Portfolio Management

•      Human Resource

SEOUL, KOREA

•      Strategic for Asia & network Trade

•      34 Lending Relationships, 52% Inv Gr

TOKYO & OSAKA, JAPAN

•      Largest Australian/NZ Bank

•      14,000 customers with deposit base of $700m

•      38 Lending Relationships, 83% Inv Gr

TAIPEI, TAIWAN

•      Only Australian/NZ bank

•      Highly regulated/competitive environment

•      Largest number of corporate relationships in Asia

•      60 Lending Relationships, 68% Inv Gr

MANILA, PHILIPPINES

•      Top Ten foreign bank

•      Only Australian/NZ bank

•      50 Lending Relationships, 53% Inv Gr

JAKARTA, INDONESIA

•      Leading JV bank

•      130,000 cards issued

•      26 Lending Relationships, 69% Inv Gr

A selective asset writing strategy in Asia

Customer Category	Customer Description
Global MNCs	Parent – Investment Grade
Typically listed on local exchange
Subsidiaries in network countries per Cross Border Risk Policy (10/99)

Regional MNCs	Parent – Investment Grade
Typically listed on local exchange (Top 50 ‘blue chip’)
Typically externally rated

Financial Institutions	Well-established and high quality FIs
In top 20 FIs in country
Strong correspondent banking relationships

Major Local Corporates	Top ranking, typically listed on local exchange and recognised as ‘blue chip’
Investment Grade
Significant foreign currency earnings in freely negotiable currencies
Market capitalisation typically in excess of USD200m. Potential for significant non interest income, deposit, trade, FX or network opportunities

Middle Market Corporates	Not target market	Small exceptions for Trade where collateralised, eg. Vietnam

SMEs	Not target market

Current/Target customer list represents:

•      established high quality names/groups, including Asian conglomerates, that have survived Asian crisis; recent CPM ‘shadowing’ review has validated this;

•     core relationships;

•     network business for Australia/NZ and Asia;

•      good product penetration potential;

•     leveraging relationships across Asia network.

Additional credit quality information

Deterioration in global electricity sector has stabilised

KMV Median Expected Default Frequency

[CHART]

•      Deterioration in US and European utility sectors largely occurred prior to our 2002 Annual Results announcement

•      In 2002, S&P ratings actions in US power industry resulted in 182 downgrades, against 15 upgrades

•      First half 2003 has seen some evidence of stabilisation

US energy portfolio – some issues, remains containable

[CHART]

(AUD)	Sep-02	Sep-02	Mar-03	Mar-03	Mar-03	No of cust Total 30
B+ to CCC	12.3%	13.0%	3.8%	3.9%	4.0%	2
Non Accrual	4.0%	4.2%	8.0%	8.2%	11.2%	3

>BB- = B+ B, B-, CCC & non-accrual

Excludes uncommitted facilities

Includes utilised guarantees and market related products

Global Telco portfolio – no material issues expected

[CHART]

(AUD)	Sep-02	Mar-03	Mar-03	Mar-03	No of cust total 41
B+ to CCC	1.9%	6.8%	7.8%	11.1%	5
Non Accrual	4.8%	3.5%	4.3%	7.2	3

>BB- = B+ B, B-, CCC & non-accrual

Mortgages – low representation in inner city Sydney and Melbourne

Market Share by location

[CHART]

•       Tightened assessment criteria for inner city investment properties

•       Delinquency profile of inner city borrowers in line with average

*      limited sample size

#      source: Roy Morgan

Group risk grade profile

ANZ Group - Outstandings

[CHART]

	Sep-01	Mar-02	Sep-02	Mar-03
B+ to CCC	3.0%	2.8%	2.5%	2.5%
Non Accrual	0.9%	0.9%	0.8%	0.7%

Institutional & Corporate Risk Grade Profiles

Institutional Banking (Outstandings)

[CHART]

	Sep-01	Mar-02	Sep-02	Mar-03
B+ to CCC	2.7%	2.3%	2.6%	3.1%
Non Accrual	1.6%	2.0%	1.8%	1.7%

Corporate Banking Aust. (Outstandings)

[CHART]

	Sep-01	Mar-02	Sep-02	Mar-03
B+ to CCC	7.4%	6.4%	4.1%	2.8%
Non Accrual	1.7%	1.7%	1.3%	1.4%

Specific provisions in most businesses lower than expected losses

Specific Provisions 1st Half 2003 v 2nd Half 2002

[CHART]

SP’s v ELP 1st Half 2003

[CHART]

SP’s v ELP 2nd Half 2002

[CHART]

Offshore lending assets decreasing as a proportion of total lending assets

[CHART]

Increased industry diversification

% of Group Lending Assets

(Aust/NZ)

[CHART]

Industry exposures – Australia & NZ

Health & Community Services

[CHART]

Mining

[CHART]

Cultural & Recreational Services

[CHART]

Personal & Other Services

[CHART]

Forestry & Fishing

[CHART]

Communication Services

[CHART]

Finance - Other

[CHART]

Finance – Banks, Building Soc etc.

[CHART]

Transport & Storage

[CHART]

Accommodation, Clubs, Pubs etc.

[CHART]

Utilities

[CHART]

Construction

[CHART]

Real Estate Operators & Dev.

[CHART]

Manufacturing

[CHART]

Retail Trade

[CHART]

Wholesale Trade

[CHART]

Agriculture

[CHART]

Business Services

[CHART]

Media Release	[LOGO]

Corporate Affairs

Level 22, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release:  20 June 2003

ANZ clarifies Thai Military Bank talks

ANZ today confirmed it had asked for clarification regarding media statements made in Thailand in relation to ANZ’s possible participation in a future recapitalisation of Thai Military Bank.

ANZ confirms there is currently no firm proposal that has been made to Thai Military Bank.  Substantive issues are still to be resolved and the talks, while constructive, may take some time to reach a conclusion either way.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Philip Gentry
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0411-125 474
Email: paul.edwards@anz.com	Email: gentryp@anz.com

[LOGO]

Group General Counsel & Company Secretary

Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne, VIC 3000
Phone 61 3 9273 4950
Fax 61 3 9273 0552
www.anz.com

23 June 2003

Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
SYDNEY NSW 2000

Appendix 3Y – Share Transactions by Mr John McFarlane

The attached Appendix 3Y covers transactions in ANZ shares undertaken on 19 June 2003 by Mr John McFarlane, Chief Executive Officer of ANZ.

As a result of these transactions Mr McFarlane’s indirect and direct holdings of ANZ shares has increased by 100,000 shares from 1,152,839 shares to 1,252,839 shares.

Details of the transactions in the Appendix 3Y are as follows:

•                                          Acquired 750,000 shares at $11.49 through the exercise of options granted on 31 December 1999 following a resolution of shareholders at ANZ’s 1999 Annual General Meeting.

•                                          Sold 650,000 shares at an average price of $19.182.

•                                          Retained 100,000 shares.

The proceeds from these transactions will be used by Mr McFarlane to finance the exercise of options, to cover future income tax liability arising from the transaction and to reduce gearing related to his earlier share purchases.

Since the beginning of ANZ’s financial year on 1 October 2002, Mr McFarlane has increased his holding in ANZ by 184,467 shares.

Tim Paine

Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane

Date of last Notice	8 May 2003

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			457,000

Indirect interest			695,839
Nature of Indirect interest	Number & Class of Securities
• HSBC Custody Nominees (Australia) Limited (as nominee for – Self Invested personal Pension Scheme)	ordinary shares	245,000
• ANZEST Pty Ltd
• ANZ Employee Share Acquisition Plan	ordinary shares	87,190
• ANZ Directors’ Share Plan	ordinary shares	363,649
	Total	695,839
No of securities held prior to change			1,152,839
Date of change	19 June 2003
Class	ordinary shares
Number acquired			750,000
Number disposed of			(650,000)
Nature of Change	Subscription for 750,000 shares upon exercise of options and subsequent on-market sale of 650,000 shares

Value / Consideration	750,000 options exercised at $11.49 650,000 shares sold at an average price of $19.182

Number of securities held after change
Direct Interest			557,000
Indirect Interest			695,839
Total of Interest			1,252,839

Options over unissued ordinary shares:

Direct Interest		3,500,000
Indirect Interest		Nil
No of securities held prior to change		3,500,000
Date of change	19 June 2003
Class	options over unissued ordinary shares
Number acquired	(unchanged)
Number disposed of – Direct Interest		(750,000)
Nature of Change	Exercised 750,000 options issued 31/12/99
Value/Consideration	$11.49 exercise price

Number of securities held after change
Direct Interest		2,750,000
Indirect Interest		Nil
Total of Interest		2,750,000

Part 2 – Change of director’s interests in contracts - Nil

Tim Paine Company Secretary
Australia and New Zealand Banking Group Limited 23 June 2003

Media Release	[LOGO]

Corporate Affairs

Level 22, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release:  25 June 2003

Thai Military Bank talks continuing

ANZ today reiterated its statement made on Friday 20 June regarding discussions with Thai Military Bank following inaccurate media reporting.

ANZ confirms that there is currently no firm proposal that has been made to Thai Military Bank.  Substantive issues are still to be resolved and the talks, while constructive, may take some time to reach a conclusion either way.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Philip Gentry
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0411-125 474
Email: paul.edwards@anz.com	Email: gentryp@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

	By:	/s/ Garry White
Assistant Company Secretary

Date 4 August 2003